PROSPECTUS SUPPLEMENT (to prospectus dated August 6, 2010)	Filed Pursuant to Rule 424(b)(3) Registration No. No. 333-167012
DORAL FINANCIAL CORPORATION
91,986,097 Shares of Common Stock
     This prospectus supplement updates and supplements the prospectus dated August 6, 2010 and the prospectus supplements dated August 9, 2010, August 11, 2010, September 13, 2010, November 4, 2010, November 15, 2010, December 6, 2010, December 8, 2010, January 24, 2011, March 9, 2011 and March 10, 2011.
     This prospectus supplement should be read in conjunction with the accompanying prospectus, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the accompanying prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the accompanying prospectus or any supplements thereto. You should read both this prospectus supplement and the accompanying prospectus and any supplements thereto as well as any post-effective amendments to the registration statement of which this prospectus supplement and the accompanying prospectus form a part, together with the additional information described under “Where You Can Find More Information” in the accompany prospectus before you make any investment decision.
     See the “Risk Factors” section beginning on page 4 of the accompanying prospectus and the “Risk Factors” section in our Annual Report on Form 10-K filed with the SEC on March 9, 2011 for a discussion of certain risks that you should consider before investing in our common stock.
     The securities offered by this prospectus supplement and the accompanying prospectus, including any supplements thereto, are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus, including any supplements thereto. Any representation to the contrary is a criminal offense.
     This prospectus supplement and the accompanying prospectus, including any supplements thereto, relate to the potential resale from time to time by selling stockholders of shares of Doral Financial Corporation common stock, $0.01 par value per share.
     The selling stockholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the securities are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of the securities by the selling stockholders.
     We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement and the accompanying prospectus, including any supplements thereto, and we take no responsibility for any other information that others may give you. This prospectus supplement and the accompanying prospectus and any supplements thereto do not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto, is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or any supplement thereto or the date of any document incorporated by reference herein.
The date of this prospectus supplement is April 20, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): April 20, 2011
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico	001-31579	66-031262
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 2.02 Results of Operations and Financial Condition
Item 7.01 Regulation FD Disclosure
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 2.02 Results of Operations and Financial Condition
     On April 20, 2011, Doral Financial Corporation (“Doral Financial” or the “Company”) issued a press release announcing its unaudited results of operations for the quarter ended March 31, 2011 and its unaudited financial condition as of March 31, 2011. A copy of the press release is attached hereto as Exhibit 99.1.
     The information furnished pursuant to this Item 2.02 of this Current Report on Form 8-K, including the press release included in Exhibit 99.1, relating to its unaudited results of operations and financial condition for the quarter ended March 31, 2011 and its unaudited financial condition as of March 31, 2011, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.
Item 7.01 Regulation FD Disclosure.
     Beginning April 20, 2011, Doral Financial Corporation (“Doral Financial”) intends to use the investor presentation materials filed herewith, in whole or in part, in one or more meetings or telephone conferences with current and prospective investors. A copy of the investor presentation materials is attached hereto as Exhibit 99.2.
     The information furnished pursuant to this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.
Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits
99.1	Press release dated April 20, 2011.

99.2	Investor presentation of Doral Financial Corporation
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: April 20, 2011	By:	/s/ Enrique R. Ubarri
		Name:	Enrique R. Ubarri
		Title:	Executive Vice President and General Counsel

EXHIBIT 99.1
Doral Financial Corporation Reports Financial Results for the
Quarter Ended March 31, 2011
Reports Quarter Net Income of $3.3 million
Reduced Non-Performing Loans $54.9 million in Quarter
Continues to Exceed Well Capitalized Benchmarks
SAN JUAN, Puerto Rico – April 20, 2011 – Doral Financial Corporation (NYSE:DRL) (“Doral” or the “Company”), the holding company of Doral Bank and Doral Bank FSB, with operations in Puerto Rico and the U.S., reported net income of $3.3 million for the quarter ended March 31, 2011, compared with net losses of $36.1 million and $3.5 million for the quarters ended December 31, 2010 and March 31, 2010, respectively.
Doral continued to improve asset quality, reporting a decrease in non-performing loans (excluding loans guaranteed by U.S. federal government agencies) during the first quarter of $54.9 million from December 31, 2010 to March 31, 2011, and $300.6 million from March 31, 2010 to March 31, 2011.
“Our earnings results are a direct consequence of our success in improving asset quality and diversifying our business. As we move forward, we will continue to focus on improving our fundamentals and building stable earnings,” said Glen Wakeman, CEO and President of Doral Financial Corporation.
First quarter 2011 pre-tax income was $8.4 million, an increase of $40.5 million compared to a pre-tax loss of $32.1 million in the fourth quarter of 2010 driven by the following:
•	Net interest income of $43.2 million increased $5.6 million (15%) compared to the fourth quarter 2010 as a result of reduced interest expense from the exchange of higher rate advances from FHLB for lower rate advances from FHLB and calling high cost callable certificates of deposit, and increased interest income from improved collections of delinquent loans and growth in the U.S. loan portfolio.
•	Non-interest income of $28.6 million, an increase of $0.8 million from fourth quarter 2010, reflects continuing success in increasing revenues from fee-based services and mortgage banking activities.
•	Non-interest expense of $60.8 million declined $15.6 million (20%) from fourth quarter 2010 due to lower costs related to credit expenses including professional services, OREO related expenses, foreclosure and collection costs as well as reductions in other operational costs incurred for compensation, professional services, occupancy, communications, EDP among others.
•	The provision for loan and lease losses of $2.6 million was down $18.5 million compared to fourth quarter 2010 as a result of improved collections on loans over the past year, net of increased loss estimates on loans reviewed individually for impairment and refinements of the loan loss provision estimates.
Doral will be hosting an earnings call for interested parties at 10:00 a.m. Wednesday, April 20, 2011.
Call-in information is:
U.S. Participant Dial-In Number: (800) 230-8960
International Participant Dial-In Number: (612) 332-0226
Conference identification number: 201808

FINANCIAL HIGHLIGHTS
•	Net income for the quarter ended March 31, 2011 totaled $3.3 million, compared to a net loss of $36.1 million for the fourth quarter of 2010 and a net loss of $3.5 million for the quarter ended March 31, 2010.
•	The Company reported net income attributable to common shareholders of $0.9 million and earnings per common share of $0.01 for the first quarter of 2011 compared to net loss attributable to common shareholders of $38.5 million and loss per common share of $0.30 for the fourth quarter of 2010, and net income attributable to common shareholders and earnings per common share of $21.2 million and $0.34, respectively, for the first quarter of 2010.
•	Net interest income for the first quarter of 2011 was $43.2 million, an increase of $5.6 million compared to the fourth quarter of 2010, and a decrease of $0.6 million when compared to the first quarter of 2010. Net interest margin increased 38 basis points to 2.23%, compared to 1.85% for the fourth quarter of 2010. Improved net interest income results from the exchange of $555 million of high rate advances from FHLB for a comparable amount of lower rate advances from FHLB, calling $129 million of high cost callable certificates of deposit, and lowering interest rates on deposits, combined with increased interest income resulting from lower levels of delinquent loans and loss mitigation, as well as growth of the U.S. loan portfolio.
•	Provision for loan and lease losses for the first quarter of 2011 was $2.6 million, a decrease of $18.5 million over the fourth quarter 2010 provision, and a decrease of $11.3 million over the provision recorded for the first quarter of 2010. The first quarter 2011 provision for loan and lease losses included $8.3 million net provisions for construction and land, commercial real estate and commercial and industrial loans reviewed individually for impairment offset in part by net lower general reserves resulting from improved collections of past delinquent loans and adoption of certain refinements in the loss reserve calculations.
•	First quarter 2011 non-interest income of $28.6 million increased $0.8 million and decreased $8.0 million compared to non-interest income of $27.8 million for the fourth quarter of 2010 and $36.6 million for the first quarter of 2010, respectively. Non-interest income for the first quarter of 2011 included a gain on sale of investment securities of $2.9 million compared to no gain or loss for the fourth quarter 2010 and $26.4 million gain for the first quarter of 2010. The first quarter 2010 gain on securities sales was partially offset by an other-than-temporary-impairment charge of $13.3 million.
•	First quarter 2011 non-interest expense of $60.8 million decreased $15.6 million and $6.6 million from expenses for the quarters ended December 31, 2010 and March 31, 2010, respectively. Lower expenses in the first quarter of 2011 compared to the fourth quarter of 2010 were due to: (i) lower provisions and other expenses for other real estate owned properties of $3.8 million, (ii) the $1.5 million 2010 fourth quarter loss on the sale and assignment to a third party of Doral’s rights, title, and interest in and to its claims in the Lehman Brothers, Inc. Securities Investor Protection Corporation proceeding for the Lehman Brothers, Inc. (“LBI”) claim receivable, (iii) lower compensation and benefits costs of $2.3 million, (iv) lower occupancy expenses of $0.8 million, and (v) lower professional services expenses of $2.0 million.
•	First quarter 2011 income tax expense of $5.1 million increased $1.1 million and $2.6 million compared with income tax expense of $4.0 million and $2.5 million in the fourth quarter of

2010 and the first quarter of 2010, respectively. Income tax expense reflects $3.3 million resulting from the profitable operations of certain U.S. and Puerto Rico entities, and $1.8 million resulting from the net effect on Doral’s deferred tax asset of (i) Puerto Rico tax legislation approved in January 2011 lowering the effective tax rate and (ii) the increased earnings expectations for profitable Puerto Rican entities.
•	Doral’s first quarter 2011 loan production was $350.1 million, largely flat compared to $349.8 million for the fourth quarter of 2010, and up from $289.1 million for the first quarter of 2010. The running quarter production mainly resulted from lower Puerto Rico residential mortgage loan production (down $30.6 million) as residential mortgage loan originations declined on the island, offset by a commercial loan production volume increase of $36.3 million, largely due to new lending by the Company’s U.S. middle market syndicated lending unit, partially offset by decreases in construction and multifamily loan originations.
•	Doral reported total assets as of March 31, 2011 of $8.5 billion compared to $8.6 billion as of December 31, 2010 and $9.7 billion as of March 31, 2010. The Company strategically decreased its investment securities portfolio and borrowings since March 2010 as part of its interest rate risk management strategies.
•	Total deposits of $4.5 billion as of March 31, 2011, decreased $132.2 million, or 2.9%, from deposits of $4.6 billion as of December 31, 2010. The deposit decrease resulted from a $122.1 million (5.2%) decrease in brokered deposits. At March 31, 2010, deposits totaled $4.6 billion. Since March 31, 2010, brokered deposits have decreased $460.1 million (17.1%).
•	Advances from FHLB were $865.4 million as of March 31, 2011, down $36.0 million (4.0%) from advances from FHLB of $901.4 million as of December 31, 2010.
•	Non-performing loans (“NPLs”) as of March 31, 2011 were $571.5 million, a decrease of $54.9 million and $300.6 million from December 31, 2010 and March 31, 2010, respectively, as Doral continued to emphasize collections and restructures to optimize performance of the loan portfolio.
•	The Company’s capital ratios continue to exceed the published well-capitalized standards established by the federal banking agencies with ratios of Tier 1 Leverage of 8.87%, Tier 1 Risk-based Capital of 13.54% and Total Risk-based Capital of 14.80%. The Leverage, Tier 1 and Total Risk-based Capital Ratios exceeded the well-capitalized standards by $325.4 million, $415.3 million and $264.5 million, respectively.

Doral Financial and Subsidiaries
Selected Financial Data

	Quarters ended
(Dollars in thousands, except share and per share data)	Mar. 2011	Dec. 2010	Mar. 2010

Selected Income Statement data:
Interest income	$93,991	$92,333	$109,228
Interest expense	50,821	54,726	65,467

Net interest income	43,170	37,607	43,761
Provision for loan and lease losses	2,590	21,102	13,921

Net interest income after provision for loan and lease losses	40,580	16,505	29,840
Non-interest income	28,624	27,820	36,584
Non-interest expense	60,784	76,422	67,398

Income (loss) before taxes	8,420	(32,097)	(974)
Income tax expense	5,096	3,971	2,529

Net income (loss)	$3,324	$(36,068)	$(3,503)

Net income (loss) attributable to common shareholders	$909	$(38,483)	$21,218

Net income (loss) per share	$0.01	$(0.30)	$0.34

Dividends accrued on preferred stock	$2,415	$2,415	$1,864
Preferred stock exchange premium	$—	$—	$(26,585)
Preferred shares outstanding at end of period	5,811,391	5,811,391	5,811,391
Book value per common share	$4.00	$4.01	$7.58
Weighted average common shares outstanding	127,293,756	127,293,756	62,528,221
Common share outstanding at end of period	127,293,756	127,293,756	67,283,370

Selected Balance Sheet Data:
Total loans, net	$5,724,271	$5,784,188	$5,693,774
Allowance for loan and lease losses	120,204	123,652	147,481
Total investment securities (1)	1,461,392	1,550,094	2,143,936
Servicing assets, net	116,299	114,342	118,236
Total assets	8,464,096	8,646,354	9,712,888
Deposits	4,486,248	4,618,475	4,586,209
Borrowings	2,853,274	2,896,213	3,981,122
Total liabilities	7,603,391	7,784,159	8,850,537
Preferred equity	352,082	352,082	352,082
Common equity	508,623	510,113	510,269
Total stockholders’ equity	860,705	862,195	862,351
Selected Average Balance Sheet Data:
Total loans	5,865,592	5,916,549	5,839,194
Total investment securities	1,588,310	1,498,631	2,925,437
Interest earning assets	7,851,951	8,054,872	9,503,734
Total assets	8,530,595	8,792,810	10,192,660
Deposits	4,535,820	4,672,345	4,652,603
Borrowings	2,848,369	2,937,144	4,309,017
Interest bearing liabilities	7,115,169	7,341,307	8,717,846
Preferred equity	352,082	352,082	409,797
Common equity	507,730	548,148	467,237
Total stockholders’ equity	859,812	900,230	877,034

(1)	Excludes Federal Home Loan Bank of NY stock, at cost

Doral Financial and Subsidiaries
Selected Financial Data

	Quarters ended
(Dollars in thousands, except share and per share data)	Mar. 2011	Dec. 2010	Mar. 2010

Selected Financial Ratios:
Performance:
Net interest margin	2.23%	1.85%	1.87%
Return on average assets	0.16%	-1.63%	-0.14%
Return on average common equity*	0.73%	-27.85%	-4.66%
Efficiency ratio	91.16%	111.27%	99.93%
Capital:
Leverage ratio	8.87%	8.56%	8.43%
Tier 1 risk-based capital ratio	13.54%	13.25%	13.83%
Total risk-based capital ratio	14.80%	14.51%	15.09%
Asset quality:
Non-performing loans	571,548	626,475	872,168
Non-performing assets	777,952	851,820	1,004,340
Allowance for loan and lease losses to period-end loans receivable	2.17%	2.21%	2.68%
Allowance for loan and lease losses to period-end loans receivable (excluding FHA/VA guaranteed loans and loans on savings deposits)	2.24%	2.29%	2.76%
Allowance for loan and lease losses plus partial charge-offs and discounts to loans receivable (excluding FHA/VA guaranteed loans and loans on savings deposits)	3.83%	3.92%	3.58%
Allowance for loan and lease losses to non-performing loans (excluding NPLs held for sale)	21.11%	19.82%	16.99%
Allowance for loan and lease losses plus partial charge-offs and discounts to non-performing loans (excluding NPLs held for sale)	36.09%	33.83%	22.21%
Non-performing loans to total loans (excluding GNMA defaulted loans and FHA/VA guaranteed loans)	10.36%	11.29%	15.87%
Other Non-GAAP Ratios:
Tier 1 common equity to risk-weighted assets (2)	7.15%	6.95%	8.16%

*	Excluding the effect of the preferred stock exchange premium

(2)	Refer to section on Non-Gaap Financial Measures for further details on this ratio.

FIRST QUARTER PERFORMANCE DISCUSSION
Income Statement
Net Interest Income
First Quarter 2011 vs. Fourth Quarter 2010 – Net interest margin was up 38 basis points to 2.23%, compared to 1.85% for the fourth quarter of 2010 due to an improvement in net interest income of $5.6 million driven by an increase in interest income of $1.7 million and a decrease in interest expense of $3.9 million. The increase in interest income was driven by improved performance of the loan portfolio due to the decrease in delinquent loans, loss mitigation strategies that move non-performing loans to performing status and growth of the U.S. loan portfolio. The decrease in interest expense was due to a decrease in interest on advances from FHLB of $2.7 million that resulted from a decrease in average advances from FHLB of $37.0 million and from the exchange of $555 million of high rate advances from FHLB (with an average coupon of 4.1%) for a comparable amount of lower rate advances from FHLB (with an average coupon of 1.7%). There was also a decrease of $0.7 million on interest on deposits due to a decrease in average brokered deposits of $158.7 million driven primarily by the call of $128.5 million of callable brokered deposits, partially offset by an increase in average retail deposits of $21.3 million.
First Quarter 2011 vs. First Quarter 2010 — Net interest margin increased 36 basis points to 2.23% for the quarter ended March 31, 2011 from 1.87% for the quarter ended March 31, 2010. A decrease of $0.6 million in net interest income was due to a decrease in interest income of $15.2 million and a decrease in interest expense of $14.6 million. The decrease in interest income was driven by lower average interest earning assets, primarily due to sales of mortgage backed securities during the second and third quarters of 2010. Average loans increased $26.4 million, or 0.5%, quarter over quarter and interest on loans decreased $1.4 million, or 1.7%. The decrease in interest income was only partially offset by a decrease in interest expense. A decrease in average interest-bearing deposits of $142.0 million, or 3.2%, was due to a decrease of $496.5 million, or 17.8% in brokered deposits partially offset by an increase in average retail deposits of $354.5 million, or 21.8%. Growth in retail deposits was due to the Company’s efforts to capture deposits after the market consolidation in Puerto Rico in the second quarter of 2010, and the opening of branches in the U.S. mainland, were the drivers for the increase in interest on deposits of $0.2 million, or 0.7%. There were lower average borrowings of $1.5 billion and a reduction of interest on borrowings of $14.8 million during the first quarter of 2011 compared to the same period in 2010. The variance of interest on borrowings was also impacted by the exchange of advances from FHLB which resulted in a reduction in interest expense of approximately $2.7 million, as well as the call of high cost callable certificates of deposit and lowering of interest rates on deposits. Interest on notes payable increased $1.5 million primarily as a result of the $250.0 million debt issued under the CLO, a net funding source for Doral beginning in the third quarter of 2010, at a rate of three month LIBOR plus 1.85%.

Credit Quality and the Allowance for Loan and Lease Losses
Doral’s investment securities and loans receivable are subject to credit risk. The Company has continued offering different loss mitigation alternatives to be able to reach more distressed borrowers that, coupled with increased resources allocated to collections, resulted in a reduction in non-performing loans during the quarter.
The following table summarizes the changes in the allowance for loan and lease losses for the periods indicated:
Doral Financial and Subsidiaries
Allowance for Loan and Lease Losses

	Quarters ended
(In thousands)	Mar. 2011	Dec. 2010	Mar. 2010

Balance at beginning of period	$123,652	$119,263	$140,774
Provision for loan and lease losses	2,590	21,102	13,921
Total loans charged off	(6,434)	(17,285)	(7,650)
Total recoveries of loans previously charged off	396	572	436

Net charge-offs	(6,038)	(16,713)	(7,214)

Balance at end of period	$120,204	$123,652	$147,481

Recoveries to charge-offs	6.15%	3.31%	5.70%
Net charge-offs to average loans	0.11%	0.30%	0.13%
Provision to net charge-offs	42.89%	126.26%	192.97%

The following tables summarize key credit quality information for the periods indicated:
Doral Financial and Subsidiaries
Loan Data

(In thousands)				As of March 31, 2011
				ALLL plus partial charge-offs
				and discounts(1) as a % of		ALLL(2) as a % of
	Loans			Loans		Loans
	Receivable	NPLs(5)	ALLL	Receivable(3)(6)	NPLs(4)(5)	Receivable(6)	NPLs(5)

Consumer
Residential mortgage	$3,543,208	$252,849	$54,016	2.37%	31.88%	1.52%	21.36%
FHA/VA guaranteed residential mortgage	161,429	—	—	na	na	na	na
Consumer	47,534	240	5,137	10.91%	2163.33%	10.81%	2140.42%
Lease financing	3,724	311	428	11.49%	137.62%	11.49%	137.62%
Loans on savings deposits	2,413	—	—	na	na	na	na

Total Consumer	3,758,308	253,400	59,581	2.49%	34.03%	1.66%	23.51%
Commercial
Commercial real estate	680,582	186,970	23,956	6.43%	24.15%	3.52%	12.81%
Commercial and industrial	666,352	2,789	6,025	0.90%	216.03%	0.90%	216.03%
Construction and land	433,762	126,190	30,642	14.45%	53.95%	7.06%	24.28%

Total Commercial	1,780,696	315,949	60,623	6.48%	37.75%	3.40%	19.19%

Total	$5,539,004	$569,349	$120,204	3.83%	36.09%	2.24%	21.11%

(1)	Loans and NPL amounts are increased by the amount of partial charge-offs and discounts.

(2)	Loans and NPL amounts are not increased by the amount of partial charge offs and discounts.

(3)	Reflects partial charge-offs and credit related discounts on loans in the residential mortgage, commercial real estate and construction and land portfolios of $30.6 million, $21.2 million and $37.4 million, respectively.

(4)	Reflects partial charge-offs and credit related discounts on loans in the residential mortgage, commercial real estate and construction and land portfolios of $26.5 million, $21.2 million and $37.4 million, respectively.

(5)	Excludes $2.2 million non-performing loans classified as held for sale as of March 31, 2011.

(6)	Excludes $161.4 million and $2.4 million of FHA/VA guaranteed loans and loans on savings deposits, respectively.

Doral Financial and Subsidiaries
Loan Data

(In thousands)				As of December 31, 2010
				ALLL plus partial charge-offs
				and discounts(1) as a % of		ALLL(2) as a % of
	Loans			Loans		Loans
	Receivable	NPLs(5)	ALLL	Receivable(3)(6)	NPLs(4)(5)	Receivable(6)	NPLs(5)
Consumer
Residential mortgage	$3,560,536	$278,359	$56,487	2.46%	31.77%	1.59%	20.29%
FHA/VA guaranteed residential mortgage	187,473	—	—	na	na	na	na
Consumer	51,520	404	5,756	11.22%	1431.68%	11.17%	1424.75%
Lease financing	4,807	415	518	10.78%	124.82%	10.78%	124.82%
Loans on savings deposits	2,860	—	—	na	na	na	na

Total Consumer	3,807,196	279,178	62,761	2.60%	33.94%	1.74%	22.48%
Commercial
Commercial real estate	688,946	193,348	29,712	7.17%	26.33%	4.31%	15.37%
Commercial and industrial	633,695	2,522	6,153	0.97%	243.97%	0.97%	243.97%
Construction and land	458,734	148,737	25,026	12.79%	42.00%	5.46%	16.83%

Total Commercial	1,781,375	344,607	60,891	6.55%	34.68%	3.42%	17.67%

Total	$5,588,571	$623,785	$123,652	3.92%	33.83%	2.29%	19.82%

(1)	Loans and NPL amounts are increased by the amount of partial charge-offs and discounts.

(2)	Loans and NPL amounts are not increased by the amount of partial charge offs and discounts.

(3)	Reflects partial charge-offs and credit related discounts on loans in the residential mortgage, commercial real estate and construction and land portfolios of $32.0 million, $21.2 million and $38.6 million, respectively.

(4)	Reflects partial charge-offs and credit related discounts on loans in the residential mortgage, commercial real estate and construction and land portfolios of $28.7 million, $21.2 million and $37.4 million, respectively.

(5)	Excludes $2.7 million non-performing loans classified as held for sale as of December 31, 2010.

(6)	Excludes $187.5 million and $2.9 million of FHA/VA guaranteed loans and loans on savings deposits, respectively.
The loans receivable portfolio decreased $49.6 million, or 0.9%, NPLs decreased $54.4 million, or 8.7% and the allowance for loan and lease losses decreased $3.4 million or 2.8% as of March 31, 2011 compared to December 31, 2010. Accordingly, the loans receivable and NPL coverage ratios (ALLL plus partial charge-offs and discounts as a percentage of loans receivable and NPLs, respectively) also decreased 9 basis points and 226 basis points, respectively over the same periods. The decrease in NPLs has been the most significant contributor to the decrease in the ALLL and in the related coverage ratios. Improvement in the performance of the portfolios has directly impacted the ALLL models as roll-rates and delinquency trends and probabilities of default improve. In addition, during the first quarter of 2011 the Company revised and updated its Collateral Price Index (“CPI”).
The decrease in the loans receivable portfolio was driven by a decrease of $17.3 million in residential mortgage loans and $26.0 million in FHA/VA guaranteed residential mortgage loans due to prepayments, collections and sales and a decrease of $25.0 million in construction and land due to transfers of $13.8 million to OREO, partial charge-offs of $1.6 million and pay-downs of approximately $9.3 million. These decreases were partially offset by an increase of $32.7 million in the commercial and industrial portfolio primarily due to an increase in commercial loan production volume largely due to new lending by the Company’s U.S. middle market syndicated lending unit.
Doral has focused on reducing its credit risk. Doral discontinued new construction lending in Puerto Rico in 2007, new commercial real estate and commercial and industrial lending in Puerto Rico in 2008, and significantly tightened its residential underwriting standards in 2009. The seasoned vintages characterizing Doral’s exposures require smaller reserve increases.

Provision and Allowance for Loan and Lease Losses
The following tables summarize the effect of provisions and recoveries on the allowance for loan and lease losses by portfolio for the periods indicated:
Doral Financial and Subsidiaries
Allowance for Loan and Lease Losses

	For the quarters ended
(in thousands)		March 31, 2011			December 31, 2010				March 31, 2010
			Net				Net				Net
	Beginning		Charge-	Ending	Beginning		Charge-	Ending	Beginning		Charge-	Ending
	Balance	Provisions	offs	Balance	Balance	Provisions	offs	Balance	Balance	Provisions	offs	Balance

Residential mortgage	$56,487	$755	$(3,226)	$54,016	$57,507	$6,229	$(7,249)	$56,487	$51,814	$6,609	$(4,715)	$53,708
Consumer	5,756	776	(1,395)	5,137	6,416	1,109	(1,769)	5,756	6,955	1,887	(1,924)	6,918
Lease financing	518	(282)	192	428	1,044	(577)	51	518	1,383	(254)	(284)	845
Commercial real estate	29,712	(5,756)	—	23,956	23,692	6,050	(30)	29,712	21,883	3,068	(206)	24,745
Commercial and industrial	6,153	(109)	(19)	6,025	4,866	1,509	(222)	6,153	4,281	(74)	(175)	4,032
Construction and land	25,026	7,206	(1,590)	30,642	25,738	6,782	(7,494)	25,026	54,458	2,685	90	57,233

Total	$123,652	$2,590	$(6,038)	$120,204	$119,263	$21,102	$(16,713)	$123,652	$140,774	$13,921	$(7,214)	$147,481

The ALLL decreased $3.4 million compared to December 31, 2010 due to net charge-offs of previously reserved loans of $6.0 million only partially offset by the $2.6 million provision. Doral’s first quarter 2011 provision for loan and lease losses of $2.6 million was down $18.5 million from $21.1 million as of December 31, 2010, and down $11.3 million from $13.9 million as of March 31, 2010. In general, the decrease in the provision for loan and lease losses was due to additional provisions for loans individually evaluated for impairment partially offset by improved delinquency trends as a result of effective collection and loss mitigation strategies and refinements in the collateral price index. The $18.5 million decrease in the provision for loan and lease losses in the first quarter of 2011 compared to the fourth quarter of 2010 was due to the following:
•	The current provision for residential mortgage loans decreased $5.5 million due to a $2.4 million decrease in the provision driven cures in the loan portfolio as a result of loss mitigation programs. In the fourth quarter of 2010 there had been a $2.8 million provision related to loans entering the loss mitigation process.

•	The provision for commercial real estate loans decreased $11.8 million as a result of a release of $5.4 million of provisions related to refinements of the collateral price index compared to a provision of $2.6 million in the fourth quarter of 2010 ($8.0 million reduction), a $0.1 million provision for new loans individually measured for impairment compared to a $1.4 million provision in the previous quarter ($1.3 million reduction), a decrease of $1.4 million in provisions related to TDR loans, and in the fourth quarter of 2010 there was a provision of $1.2 million related to higher delinquencies while there was no corresponding provision in 2011 (a decrease of $1.2 million).

•	The provision for commercial and industrial loans decreased $1.6 million due to a $1.1 million decrease in provisions due to lower delinquency in the Puerto Rico portfolio and a $0.5 million decrease in the U.S. portfolio.

•	The $7.2 million provision for construction and land loans includes a $10.4 million provision for loans reviewed individually for impairment, comparable to the prior period and partially offset by improvements in performance of one large loan and enhancements to the methodology.

The provision for loan and lease losses for the first quarter of 2011, reflected a decrease of $11.3 million compared to the first quarter of 2010, primarily in the residential mortgage, consumer, and commercial real estate portfolios, partially offset by higher provisions in the construction and land portfolio.
Non-Performing Assets
Doral Financial and Subsidiaries
Non-performing assets

(Dollars in thousands)	Mar. 2011	Dec. 2010	Mar. 2010

Non-performing consumer, excluding FHA/VA
Residential mortgage	$253,172	$278,675	$407,057
U.S. Residential mortgage	1,770	2,166	199

Subtotal Residential mortgage	254,942	280,841	407,256
Personal	221	374	481
Revolving lines of credit	2	21	—
Lease financing receivable	311	415	637
Other consumer	17	9	30

Total non-performing consumer, excluding FHA/VA	255,493	281,660	408,404

Non-performing commercial
Commercial real estate	187,076	193,556	157,443
Construction and land	124,580	147,127	282,803
U.S. Construction and land	1,610	1,610	21,610

Subtotal Construction and land	126,190	148,737	304,413
Commercial and industrial	2,789	2,522	1,908

Total non-performing commercial	316,055	344,815	463,764

Total non-performing loans, excluding FHA/VA	$571,548	$626,475	$872,168

OREO	103,117	99,623	99,595
U.S. OREO	650	650	750

Subtotal OREO	103,767	100,273	100,345
Non-performing FHA/VA guaranteed residential	99,357	121,305	31,682
Other non-performing assets	3,204	3,692	—
Repossessed assets	76	75	146

Total non-performing assets	$777,952	$851,820	$1,004,341

Loans past due 90 days or more and still accruing
Consumer loans	$1,594	$1,995	$2,461
Commercial and industrial	588	560	806
Residential mortgages	—	—	—
Government guaranteed residential mortgage loans	21,599	31,508	76,443

Total loans past due 90 days or more and still accruing	$23,781	$34,063	$79,710

Non-performing loans (“NPLs”) as of March 31, 2011 were $571.5 million, a decrease of $54.9 million and $300.6 million from December 31, 2010 and March 31, 2010, respectively. During the first quarter of 2011, there was a decrease in non-performing mortgage loans of $25.9 million and $152.3 million compared to December 31, 2010 and March 31, 2010, respectively, due primarily to strong collection efforts and loss mitigation strategies. Non-performing commercial loans decreased $28.8 million and $147.7 million when compared to December 31, 2010 and March 31, 2010, respectively.

The decrease when compared to December 31, 2010 is due primarily to continued workout efforts. Non-performing construction and land portfolio decreased $22.5 million when compared to December 31, 2010 as a result of one large loan that was worked out and other large loans transferred to the OREO portfolio. Also, non-performing loans in this portfolio decreased by $178.2 million when compared to March 31, 2010 due to the sale of non-performing residential construction loans with an unpaid principal balance of approximately $138.0 million to a third party for $102.0 million during the third quarter of 2010, and a reduction in the U.S. portfolio of $20.0 million as one large loan was worked out.
Non-performing assets, including non-performing loans previously discussed, decreased by $73.9 million, or 8.7%, as of March 31, 2011 compared to December 31, 2010, and $226.4 million, or 22.5%, compared to March 31, 2010. The decrease in non-performing loans during the first quarter of 2011 compared to December 31, 2010 was complemented by a decrease in non-performing FHA/VA guaranteed loans of $21.9 million, but partially offset by an increase in OREO of $3.5 million, as a result of a large loan transferred to OREO from the construction portfolio and partially offset by sales of OREO properties during the quarter. Compared to March 31, 2010 the decrease in non-performing loans was partially offset by an increase in non-performing FHA/VA guaranteed loans of $67.7 million due in part to Doral’s decision to repurchase FHA/VA guaranteed loans from GNMA securitizations in June 2010 as well as an increase in OREO of $3.4 million.
The significant improvement in non-performing assets quarter over quarter is due to the Company’s continued emphasis on collections and loss mitigation strategies in order to optimize performance of its loan portfolio.

Non-Interest Income
Doral Financial and Subsidiaries
Non-Interest Income

	Quarters ended
(In thousands)	Mar. 2011	Dec. 2010	Mar. 2010

Net other-than-temporary impairment losses	$—	$(702)	$(13,259)

Net gain on mortgage loan sales and fees	2,520	3,935	2,566

Net gain on securities held for trading	3,022	5,203	785
(Loss) gain on IO valuation	(451)	41	659
(Loss) gain on MSR economic hedge	(523)	(399)	1,828
(Loss) gain on derivatives	(113)	1,157	(1,498)

Net gain on trading activities	1,935	6,002	1,774

Net gain (loss) on investment securities	2,853	—	26,414
Net loss on early repayment of debt	—	(2,087)	(476)

Servicing income	9,040	9,664	8,748
Mark-to market adjustment of MSR	(140)	(2,558)	(2,004)

Total servicing income (loss)	8,900	7,106	6,744

Retail banking fees	7,007	7,313	7,143
Insurance agency commissions	2,223	5,475	2,380
Other income	3,186	778	3,298

Total commissions, fees and other income	12,416	13,566	12,821

Total non-interest income	$28,624	$27,820	$36,584

First Quarter 2011 vs. Fourth Quarter 2010 and First Quarter 2010 — Non-interest income of $28.6 million for the first quarter of 2011, reflected an increase of $0.8 million and a decrease of $8.0 million compared to non-interest income of $27.8 million and $36.6 million for the fourth and first quarters of 2010, respectively. The increase in non-interest income when compared to December 31, 2010 was due to:
•	Gains on mortgage loan sales and fees decreased $1.4 million due to a non-recurring sale of a portfolio of loans during the fourth quarter of 2010 and lower sales in the first quarter of 2011.

•	Gains from trading activities decreased $4.1 million driven by lower gains on sales of trading securities of $2.2 million, loss of $0.5 million on the IO value, higher loss on the MSR economic hedge of $0.1 million and higher derivative losses of $1.3 million.

•	A gain on sale of investments securities of $2.9 million related to the sale of $155.8 million of mortgage backed securities, while there were no sales in the fourth quarter of 2010.

•	A reduction in net loss on early repayment of debt of $2.1 million recorded in the fourth quarter of 2010, while there were no early debt repayments in the first quarter of 2011.

•	Servicing income reflected an increase of $1.8 million driven by an improvement in the mark-to-market adjustment of the MSR of $2.4 million partially offset by a reduction in servicing income of $0.6 million.

•	Commissions, fees and other income decreased $1.2 million due to the recognition of reimbursed fees from Doral Insurance Agency of $3.1 million which are realized annually in the fourth quarter of the year, partially offset by the recognition of a gain of $2.3 million on the redemption of shares of VISA, Inc.

The $8.0 million decrease in non-interest income compared to the first quarter of 2010 was due to:
•	An improvement of $13.3 million due to the recognition of an OTTI loss in the first quarter of 2010, while there was no impairment recognized in 2011.

•	Gain on sale of investment securities reflected a reduction of $23.4 million as the first quarter 2010 reflected a gain of $26.4 million related to the sale of $1.2 billion of MBS and other debt securities while the first quarter of 2011 reflected a gain of $2.9 million.

•	Servicing income increased $2.2 million related to an improvement in the mark to market adjustment of the MSR of $1.9 million and higher servicing fees of $0.3 million.
Non-Interest Expense
Doral Financial and Subsidiaries
Non-Interest Expense

	Quarters ended
(In thousands)	Mar. 2011	Dec. 2010	Mar. 2010

Compensation and employee benefits	$18,293	$20,602	$16,435
Professional services	8,637	10,680	13,792
FDIC insurance expense	4,356	4,173	5,191
Occupancy expenses	4,340	5,096	3,981
Communication expenses	4,004	4,573	3,944
EDP expenses	3,275	3,843	3,779
Depreciation and amortization	3,203	3,254	3,147
Taxes, other than payroll and income taxes	2,876	3,202	2,564
Corporate insurance	1,570	1,648	1,262
Foreclosure expenses	1,370	2,159	449
Advertising	998	1,368	1,498
Office expenses	990	1,498	1,285
Recourse provision	241	533	367
Other	4,668	6,512	5,107

	58,821	69,141	62,801
Other reserves and OREO:
Loss on Lehman Brothers, Inc. claim receivable	—	1,540	—
OREO lower of cost or market adjustments	768	2,374	3,914
Loss (gain) on OREO sales	210	1,955	(17)
OREO other related expenses	985	1,412	700

	1,963	7,281	4,597

	$60,784	$76,422	$67,398

First Quarter 2011 vs. Fourth Quarter 2010 and First Quarter 2010 — First quarter 2011 non-interest expense of $60.8 million was down $15.6 million and $6.6 million compared to the fourth and first quarters of 2010, respectively. The decrease in non-interest expense for the first quarter of 2011 compared to the fourth quarter of 2010 was driven by:
•	Compensation and benefits declined $2.3 million due to lower severance costs of $1.7 million, lower temporary expenses of $0.5 million and lower salaries of $0.2 million.

•	Professional services declined $2.0 million was due to a reduction in legal fees incurred.

•	Occupancy expenses declined $0.8 million was due to an impairment charge taken in December 2010 of $0.5 million on a foreclosed property and lower rent expense of $0.3 million as the Company incurred higher costs of $0.5 million on early termination of leases during the fourth quarter of 2010 partially offset by higher rent expense in the U.S. operations of $0.2 million.

•	Communications expenses declined $0.5 million due primarily to lower ATH network fees due to higher transaction volume in the fourth quarter of 2010.

•	EDP expenses declined $0.6 million related to a reduction in technical consultant fees of $0.4 million and a reduction in core system outsourcing fees of $0.2 million.

•	Foreclosure expenses declined $0.8 million due to reduced credit costs as a result of improved collection efforts.

•	Office expenses declined $0.5 million due to a reduction in mailing and postage costs of $0.3 million and a reduction in card, checks and other office supplies of $0.2 million.

•	Other expenses declined $1.9 million driven by a non recurring expense of $1.1 million incurred in the fourth quarter of 2010 related to certain representation and warranty payments and reductions in other credit related reserves of $0.9 million.

•	Other reserves and OREO decreased $5.3 million due to a non recurring expense of $1.5 million in the fourth quarter of 2010 related to the loss on the sale and assignment to a third party of Doral’s rights, title, and interest in and to its claims in the Lehman Brothers, Inc. Securities Investor Protection Corporation proceeding for the LBI claim receivable and a $3.8 million reduction in OREO expenses. The reduction in OREO losses is due to lower LOCOM adjustments as recent selling prices more closely approximate book value.
The $6.6 million decrease in non-interest expense in the first quarter of 2011 compared to the same period in 2010 resulted from the following:
•	Higher compensation and benefits of $1.9 million comprised of higher severance costs of $0.8 million, higher payroll tax and fringe benefits of $0.4 million and higher incentive and stock compensation of $0.7 million.

•	Lower professional services of $5.2 million due to a reduction in defense litigation costs of former company officers of $2.5 million, and lower legal fees of $1.3 million and other professional services of $1.2 million due to costs incurred in 2010 to facilitate the Company’s preferred stock exchanges and the Company’s unsuccessful effort to acquire failed banks in a an FDIC assisted transaction,.

•	Lower FDIC insurance expense of $0.8 million.

•	OREO expenses declined $2.6 million as the Company changed its disposition strategy during 2010.
Income Tax Expense
First quarter 2011 reflected an income tax expense of $5.1 million compared with a $4.0 million and $2.5 million income tax expense in the fourth and first quarters of 2010, respectively. The tax expense for the first quarter of 2011 includes an expense of $3.3 million from the profitable operations of U.S. and Puerto Rico entities, and a net expense of $1.8 million resulting from the net effect on Doral’s deferred tax asset of (i) lower tax rates included in the Puerto Rico tax legislation approved in January 2011, and (ii) the increased earnings expectations for profitable Puerto Rico entities.
On January 31, 2011, the Governor signed into law the Internal Revenue Code of 2011 (“2011 Code”). Under the provisions of the 2011 Code, the maximum statutory corporate income tax rate is 30% for years commenced after December 31, 2010 and ending before January 1, 2014. Notwithstanding, a corporation may elect to remain subject to the 1994 Puerto Rico Tax Code as amended (“1994 Code”), if it so elects by the time it files its income tax return for 2011. If such an election is made, it will be effective for 2011 and the next four succeeding years. The Company is evaluating the impact of the tax reform on its results of operations including the election to be taxed under the 1994 Code. Nevertheless, the Company recorded its deferred tax assets expected to reverse after 2015 at the 30% tax rate required for all taxable earnings beginning in 2016.
Balance Sheet
Doral’s assets totaled $8.5 billion at March 31, 2011, compared to $8.6 billion at December 31, 2010. Total assets at March 31, 2011, when compared to December 31, 2010 were affected by a (i) decrease of $86.2 million in available for sale securities as part of the Company’s interest rate risk management strategies, and (ii) a decrease of $63.4 million in gross loans.
Total liabilities were $7.6 billion at March 31, 2011, compared to $7.8 billion at December 31, 2010. Total liabilities as of March 31, 2011 were principally affected by a decrease in total deposits of $132.2 million and advances from FHLB of $36.1 million.
Loan Portfolio
Doral Financial and Subsidiaries
Loan Portfolio including loans held for sale at period-end

(in thousands)	Mar. 2011			Dec. 2010			Mar. 2010
	PR	US	Total	PR	US	Total	PR	US	Total
Consumer
Residential mortgage	$3,436,709	$106,499	$3,543,208	$3,451,895	$108,641	3,560,536	$3,571,005	$69,957	$3,640,962
FHA/VA guaranteed residential mortgage	161,429	—	161,429	187,473	—	187,473	165,766	—	165,766
Personal	12,837	—	12,837	15,003	—	15,003	22,200	—	22,200
Revolving lines of credit	16,954	—	16,954	17,810	—	17,810	21,387	—	21,387
Credit cards	16,780	—	16,780	17,719	—	17,719	21,595	—	21,595
Lease financing receivable	3,724	—	3,724	4,807	—	4,807	10,470	—	10,470
Loans on savings deposits	2,413	—	2,413	2,860	—	2,860	3,059	—	3,059
Other consumer	960	3	963	962	26	988	644	16	660

Total consumer	3,651,806	106,502	3,758,308	3,698,529	108,667	3,807,196	3,816,126	69,973	3,886,099
Commercial
Commercial real estate	620,828	59,754	680,582	629,043	59,903	688,946	674,366	54,006	728,372
Commercial and industrial	38,030	628,322	666,352	36,639	597,056	633,695	40,011	305,780	345,791
Construction and land	334,584	99,178	433,762	349,899	108,835	458,734	442,414	102,818	545,232

Total commercial	993,442	787,254	1,780,696	1,015,581	765,794	1,781,375	1,156,791	462,604	1,619,395

Loans receivable, gross	4,645,248	893,756	5,539,004	4,714,110	874,461	5,588,571	4,972,917	532,577	5,505,494
Allowance for loan and lease losses	(114,768)	(5,436)	(120,204)	(117,821)	(5,831)	(123,652)	(143,603)	(3,878)	(147,481)

Loans receivable, net	4,530,480	888,320	5,418,800	4,596,289	868,630	5,464,919	4,829,314	528,699	5,358,013

Loans held for sale
Conventional single family residential	111,027	135	111,162	119,154	136	119,290	123,365	140	123,505
FHA/VA guarantteed residential	167,246	—	167,246	172,216	—	172,216	180,972	—	180,972
Commercial real estate	27,063	—	27,063	27,763	—	27,763	31,284	—	31,284

Loans held for sale	305,336	135	305,471	319,133	136	319,269	335,621	140	335,761

Total loan portfolio, net	$4,835,816	$888,455	$5,724,271	$4,915,422	$868,766	$5,784,188	$5,164,935	$528,839	$5,693,774

Doral’s loan portfolio consists primarily of residential mortgage loans (68.2%), and approximately 89.5% of the total net loan portfolio is secured by real estate. The total net loan portfolio decreased $59.9 million compared to December 31, 2010 and increased $30.5 million compared to March 31, 2010. The decrease when compared to December 31, 2010 was mainly due to residential mortgage loans and mortgage loans held for sale. The increase when compared to March 31, 2010 is mostly related to participation in syndicated loans in the U.S. mainland.

Capital
Doral Financial’s equity totaled $860.7 million at March 31, 2011, compared to $862.2 million at December 31, 2010. The Company reported accumulated other comprehensive income (net of tax) (“OCI”) of $1.1 million as of March 31, 2011, compared to accumulated other comprehensive income (net of tax) of $4.2 million as of December 31, 2010.
The Company’s regulatory prescribed capital ratios exceed the published well capitalized standards established in banking regulation. As of March 31, 2011 the Tier 1 Leverage, Tier 1 Risk-based Capital and Total Risk-based Capital ratios were 8.87%, 13.54% and 14.80%, respectively which represents approximately $325.4 million, $415.3 million and $264.5 million of Tier 1 Leverage, Tier 1 Risk-based Capital and Total Risk-based Capital in excess of the published well-capitalized standards of 5%, 6% and 10%, respectively.
Doral Financial and Subsidiaries
Capital Ratios

	Mar. 2011	Dec. 2010	Mar.2010

Tier 1 leverage	8.87%	8.56%	8.43%
Tier 1 risk-based capital	13.54%	13.25%	13.83%
Total risk-based capital	14.80%	14.51%	15.09%

Tier 1 common equity *	7.15%	6.95%	8.16%

*	Refer to section on Non-GAAP Financial Measures for further in information
The following table provides a reconciliation of stockholders’ equity (GAAP) to Tier 1 common equity (non-GAAP):
Doral Financial and Subsidiaries
Tier 1 Common Equity Reconciliation

(in thousands)	Mar. 2011	Dec. 2010	Mar. 2010

Stockholders’ equity	$860,705	$862,195	$862,351
(Less) plus: net unrealized (gains) losses on available for sale securities, net of tax	(1,104)	(4,163)	118,824
Less: preferred stock	(352,082)	(352,082)	(352,082)
Less: disallowed intangible assets	(16,561)	(16,440)	(17,055)
Less: disallowed deferred tax assets	(97,122)	(101,205)	(105,127)

Total Tier 1 common equity	$393,836	$388,305	$506,911

Non-GAAP Financial Measures
This earnings press release contains GAAP financial measures and non-GAAP financial measures. Non-GAAP financial measures are set forth when management believes they will be helpful to an understanding of the Corporation’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the text or in the attached tables of this earnings release.
Tier 1 common equity to risk-weighted assets ratio
Tier 1 common equity is a non-GAAP measure. Ratios calculated based upon Tier 1 common equity have become a focus of regulators and investors, and management believes ratios based on Tier 1 common equity assist investors in analyzing Doral’s capital position. This ratio is calculated by dividing Tier 1 capital less non-common equity items by risk weighted assets, which assets are calculated in accordance with applicable bank regulatory requirements.
The Federal Reserve began supplementing its assessment of the capital adequacy of bank holding companies based on a variation of Tier 1 capital known as Tier 1 common equity in connection with the Supervisory Capital Assessment Program. Tier 1 common equity is considered to be a non-GAAP financial measure since it is not formally defined by GAAP and, unlike Tier 1 capital, is not a federal banking regulatory requirement.

FORWARD-LOOKING STATEMENTS
This Press Release contains forward-looking statements within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995. In addition, Doral Financial Corporation (the “Company” or “Doral Financial” or “Doral”) may make forward-looking statements in its other press releases, filings with the Securities and Exchange Commission (“SEC”) or in other public or shareholder communications and its senior management may make forward-looking statements orally to analysts, investors, the media and others.
These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings, regulatory matters and new accounting standards on the Company’s financial condition and results of operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, but instead represents Doral Financial’s current expectations regarding future events. Such statements may be generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “predict,” “forecast,” “anticipate,” “target,” “goal,” “may” or words of similar meaning or similar expressions.
Doral Financial cautions readers not to place undue reliance on any of these forward-looking statements since they speak only as of the date made and represent Doral Financial’s expectations of future conditions or results and are not guarantees of future performance. The Company does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.
Forward-looking statements are, by their nature, subject to risks and uncertainties and changes in circumstances, many of which are beyond Doral Financial’s control. Risk factors and uncertainties that could cause the Company’s actual results to differ materially from those described in forward-looking statements can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 which is available in the Company’s website at www.doralfinancial.com.

Institutional Background
Doral Financial Corporation (“Doral,” “Doral Financial” or the “Company”) is a bank holding company engaged in banking (including thrift operations), mortgage banking and insurance agency activities through its wholly-owned subsidiaries Doral Bank (“Doral Bank PR”), Doral Bank, FSB (“Doral Bank US”) with operations in the New York metropolitan area and since September 2010 in the northwest region of Florida, Doral Insurance Agency, Inc. (“Doral Insurance Agency”), and Doral Properties, Inc. (“Doral Properties”). Doral Bank PR in turn operates three wholly-owned subsidiaries Doral Mortgage LLC (“Doral Mortgage”), Doral Money, Inc. (“Doral Money”), engaged in commercial and middle market syndicated lending primarily in the New York metropolitan area, and CB, LLC, an entity formed to dispose of a real estate project of which Doral Bank PR took possession during 2005. Doral Money consolidates two variable interest entities created for the purpose of entering into a collateralized loan arrangement with a third party.
Doral Financial Corporation’s common shares trade on the New York Stock Exchange under the symbol DRL. Additional information about Doral Financial Corporation may be found on the Company’s website at www.doralfinancial.com.
For more information contact:
Investor Relations:
Christopher Poulton, EVP
christopher.poulton@doralfinancial.com
212-329-3794
Media:
Lucienne Gigante
VP Public Relations
Lucienne.Gigante@doralbank.com
787-474-6298

Doral Financial and Subsidiaries
Consolidated Statements of Financial Condition (Unaudited)

(in thousands)	Mar. 2011	Dec. 2010	Mar. 2010

Assets
Cash and due from banks	$333,005	$355,819	$312,190
Interest-earning assets	153,520	156,607	48,772
Investment securities:
Trading securities, at fair value	42,560	45,029	44,600
Available for sale securities, at fair value	1,418,832	1,505,065	2,099,336
Federal Home Loan Bank of NY (FHLB) stock, at cost	77,412	78,087	110,354

Total investment securities	1,538,804	1,628,181	2,254,290

Loans held for sale, at lower of cost or market	305,471	319,269	335,761
Loans held for investment	5,539,004	5,588,571	5,505,494
Allowance for loan and lease losses	(120,204)	(123,652)	(147,481)

Total loans, net of allowance for loan and lease losses	5,724,271	5,784,188	5,693,774

Accounts Receivable	31,422	28,704	123,929
Mortgage-servicing advances	48,127	51,462	30,361
Accrued interest receivable	38,961	38,774	41,603
Servicing assets, net	116,299	114,342	118,236
Premises and equipment, net	104,176	104,053	99,768
Real estate held for sale, net	103,767	100,273	100,345
Deferred tax asset	103,701	105,712	131,477
Trade date receivables	37	—	587,493
Other assets	168,006	178,239	170,650

Total Assets	$8,464,096	$8,646,354	$9,712,888

Liabilities
Deposits:
Non-interest-bearing deposits	$265,214	$258,230	$225,270
Interest-bearing deposits	1,983,913	2,000,991	1,663,764
Brokered deposits	2,237,121	2,359,254	2,697,175

Total deposits	4,486,248	4,618,475	4,586,209

Securities sold under agreements to repurchase	1,176,800	1,176,800	1,909,000
Advances from FHLB	865,363	901,420	1,472,920
Loans payable	298,598	304,035	329,706
Notes payable	512,513	513,958	269,496
Accrued expenses and other liabilities	263,869	269,471	283,206

Total liabilities	7,603,391	7,784,159	8,850,537

Stockholders’ equity
Preferred stock	352,082	352,082	352,082
Common stock	1,273	1,273	673
Additional paid-in capital	1,219,940	1,219,280	1,047,387
Legal surplus	23,596	23,596	23,596
Accumulated deficit	(737,290)	(738,199)	(442,563)
Accumulated other comprehensive income (loss), net of tax	1,104	4,163	(118,824)

Total stockholders’ equity	860,705	862,195	862,351

Total liabilities and stockholders’ equity	$8,464,096	$8,646,354	$9,712,888

EXHIBIT 99.2

Doral Financial Corporation Q1 Investor Presentation April 2011

Disclaimer 2 This presentation may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). These include comments with respect to our objectives and strategies, and the results of our operations and our business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." We intend these forward-looking statements to be covered by the safe harbor provisions of the PSLRA. Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are, by their nature, subject to risks and uncertainties. They are not guarantees of future performance, and actual results may differ materially. By their nature, these forward-looking statements involve numerous assumptions and uncertainties, both general and specific, including those discussed in Doral Financial Corporation's 2010 Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission. Risk factors and uncertainties that could cause the Company's actual results to differ materially from those described in forward-looking statements can be found in the Company's 2010 Annual Report on Form 10-K, which is available in the Company's website at www.doralfinancial.com. The statements in this presentation speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made.

Q1 Summary 3 Reduced Non-Performing Assets by a further $74MM (9%) Mortgage NPLs were reduced by $26MM (9%) Net Interest Margin Increased to 223 bps (38 bps increase) Net Interest Income improved to $43MM (up $6MM) Non-Interest Income generated $29MM of revenue Banking and Insurance fees delivered $9MM of revenue Operating Expenses declined $16MM to $61 MM Credit related expenses declined by $6MM to under $4MM Doral delivered $3.3MM of Net Income in Q1

Puerto Rico and US Bank with a Secured Loan Portfolio 4 .. Includes lease financing receivables, loans on savings deposits and other consumer loans. Residential Mortgage (68%) Consumer & Other1 (1%) C&I (11%) Construction & Land (8%) CRE (12%) Loan Type Mix ($5.7 B) Doral is Puerto Rico's leading community bank Core Deposits have grown to over $2B ~300K banking customers with over 200K active debit cards Doral continues its leadership role in affordable, fixed rate mortgages Residential mortgages account for 78% of Puerto Rico loans and 68% of total loans. Doral's mortgage portfolio is mature and in affordable price segments. Doral has diversified its geographic exposure US loans account for 15% of total loans and 63% of Q1 production. 5 retail bank branches in the US with $190 MM of deposits. Doral continues to exceed well capitalized standards Tier-1 Leverage Ratio:8.87% Total Risk Based Capital: 14.80% Common Equity Ratio: 7.15% Puerto Rico (85%) Mainland U.S. (15%) Geographic Loan Mix ($5.7 B)

Asset Quality Trends Continued to Improve 5 Non Performing Assets fell an additional $74MM (9%) in the first quarter. Non-Performing Assets ($ MM) Q4 2010 Q1 2011 Change Residential Mortgage1 $280.8 $254.9 $(25.9) Commercial Real Estate 193.6 187.1 (6.5) Construction & Land 148.7 126.2 (22.5) Commercial & Industrial 2.5 2.8 0.3 Consumer / Other 0.9 0.5 (0.4) Total $626.5 $571.5 (55.0) FHA / VA Guaranteed Residential Mortgage 121.3 99.4 (21.9) OREO 100.3 103.8 3.5 Other 3.7 3.3 (0.4) Total Non-Performing Assets $851.8 $778.0 (73.8) Delinquency (30 - 89 Days) ($MM) Residential Mortgage1 Delinquency $71.8 $71.5 (0.3) 1 Excludes FHA / VA Guaranteed Loans

6 Positive Earnings Performance Across All Categories Doral Financial Corp. ($MM) Income Statement Q4 2010 Q1 2011 Net interest income $37.6 $43.2 Provision 21.1 2.6 Non-interest income 27.8 28.6 Non-interest expense 76.4 60.8 Pre-tax income (loss) (32.1) 8.4 Tax 4.0 5.5 Net income (loss) (36.1) 3.3 Net income (loss) to common (38.5) 0.9 Balance Sheet Data ($B) Loans $5.8 $5.7 Total assets 8.6 8.5 Retail Deposits 2.3 2.2 Non-performing assets ($M) 851.8 778.0 Ratios Net Interest Margin (bps) 185 223 Tier 1 Leverage Ratio 8.6% 8.9% Total Risk Based Capital Ratio 14.5% 14.8% Tier 1 Common / Risk Weighted Assets 7.0% 7.2% Tangible Book Value / Share $3.97 $3.96 Net Income improved $39.4MM to $3.3MM Pre-Tax, Pre-Provision Income improved $22MM to $11.0MM Pre-Tax Income improved $40.5MM to $8.4MM Net Interest Margin improved 38 bps to 2.23% Net Interest Income rose to $43.2MM driven by lower NPLs and improved funding costs. Restructured $555MM of FHLB borrowings, reducing funding cost by $1.7MM / quarter ($1.2MM in Q1). Non-Interest Expense fell $15.6 MM driven by Lower credit costs ($6.4 MM decrease) $2.0 MM reduction in professional services as a result of reduced legacy related items. Provision expense fell $18.5MM driven by continued improvement in mortgage delinquency and non-performing loans. Mortgage NPLs continued to decline ($25.9MM reduction in the quarter) Tax expense reflects net effect on the DTA from the change in Puerto Rico corporate tax rate from 39% to 30% and annual earnings forecast updates on profitable Puerto Rico subsidiaries.

Outlook 7 Puerto Rico economy continues to show signs of stabilization. S&P increased Puerto Rico government debt rating to BBB from BBB- Recent government housing incentive has improved lower-cost housing sales Positive Non-Performing Asset trends. Collections performance in Mortgage resulting in lower NPLs Delinquency and NPL improvements continuing into Q2 2011 Continuing improvements in core profitability. NIM expected to remain above 220 bps Operating expenses on track to be below $60MM / quarter